                           SCHEDULE 13D


              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 3)*



               Executone Information Systems, Inc.
-------------------------------------------------------------------
                         (Name of Issuer)


                           Common Stock
-------------------------------------------------------------------
                  (Title of Class of Securities)


                           301607 10 7
-------------------------------------------------------------------
                          (CUSIP Number)

                       Steven N. Machtinger
                       Hambrecht & Quist LLC
             One Bush Street, San Francisco, CA  94104
                          (415) 439-3000
-------------------------------------------------------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


-------------------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 24 Pages
CUSIP No. 301607 10 7

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist Group

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         2,727,580

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
          2,727,580

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,727,580

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14  TYPE OF REPORTING PERSON

CO

Page 3 of 24 Pages
CUSIP No. 301607 10 7

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist California

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         2,727,580

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
          2,727,580

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,727,580

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14  TYPE OF REPORTING PERSON

CO

Page 4 of 24 Pages
CUSIP No. 301607 10 7

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist Liquidating Trust

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)    / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         1,245,042

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
          1,245,042

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,245,042

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14  TYPE OF REPORTING PERSON

OO

Page 5 of 24 Pages
CUSIP No. 301607 10 7


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

H & Q Alliance Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)    / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         19,890

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
          19,890

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,890

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%

14  TYPE OF REPORTING PERSON

PN

Page 6 of 24 Pages
CUSIP No. 301607 10 7


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

H & Q Investors

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)    / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         36,432

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
          36,432

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,432

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14  TYPE OF REPORTING PERSON

PN

Page 7 of 24 Pages
CUSIP No. 301607 10 7


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

H&Q London Ventures

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)   / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         950,000

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
          950,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14  TYPE OF REPORTING PERSON

BD, PN

Page 8 of 24 Pages
CUSIP No. 301607 10 7


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hamco Capital Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)    / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         281,364

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
          281,364

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

281,364

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14  TYPE OF REPORTING PERSON

CO

Page 9 of 24 Pages
CUSIP No. 301607 10 7

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hamist '82

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)    / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         9,115

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
          9,115

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,115

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%

14  TYPE OF REPORTING PERSON

PN

Page 10 of 24 Pages
CUSIP No. 301607 10 7

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hamquist

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)    / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         166,322

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
          166,322

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,322

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14  TYPE OF REPORTING PERSON

PN

Page 11 of 24 Pages
CUSIP No. 301607 10 7


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Guaranty Finance Management Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)    / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         640,732

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
          640,732

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,732

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14  TYPE OF REPORTING PERSON

CO

Page 12 of 24 Pages
CUSIP No. 301607 10 7


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Venture Associates (BVI) Limited

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)    / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         300,779

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
          300,779

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,779

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14  TYPE OF REPORTING PERSON

CO

Page 13 of 24 Pages
CUSIP No. 301607 10 7


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

William R. Hambrecht

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)    /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         3,008,944

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
          3,008,944

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,008,944

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14  TYPE OF REPORTING PERSON

IN

Page 14 of 24 Pages
CUSIP No. 301607 10 7


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Daniel H. Case III

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)    /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         136,549

     8  SHARED VOTING POWER
         3,368,312

     9  SOLE DISPOSITIVE POWER
         136,549

     10  SHARED DISPOSITIVE POWER
          3,368,312

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,504,861

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14  TYPE OF REPORTING PERSON

IN

Page 15 of 24 Pages
CUSIP No. 301607 10 7


 ITEM 1.  SECURITY AND ISSUER.

    The reporting persons are the holders of shares of the Common Stock (the "Stock") of Executone Information Systems, Inc., (the "Company" or "Executone"), 6 Thorndal Circle, Darien, CT 06820.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a), (b) & (c) The following information is given with respect to the persons filing this statement:

    HAMBRECHT & QUIST GROUP ("H&Q Group") is a publicly-held Delaware corporation formed in 1996 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC (described below), in the investment banking and broker-dealer businesses, H&Q Group through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:



                                                                          Principal
                                                                          Occupation
Name                    Position                 Address                  (Business)
------                  --------                 -------                  ----------
Daniel H. Case III      Director, President,     One Bush Street          Same as
                        CEO                      San Francisco, CA        Position
                                                 94104

William R.              Director, Chairman       One Bush Street          Same as
Hambrecht                                        San Francisco, CA        Position
                                                 94104

William R.              Director, Vice           One Bush Street          Same as
Timken                  Chairman                 San Francisco, CA        Position
                                                 94104

Howard B.               Director                 c/o Hambrecht & Quist    President of
Hillman                                          One Bust Street          Auto-Trol
                                                 San Francisco, CA        Technology
                                                 94104                    Corp.

William E.              Director                 c/o Hambrecht & Quist    Founder,
Mayer                                            One Bust Street          Development
                                                 San Francisco, CA        Capital LLC
                                                 94104

William J. Perry        Director                 c/o Hambrecht & Quist    Professor,
                                                 One Bush Street          Stanford
                                                 San Francisco, CA        University
                                                 94104


Page 16 of 24 Pages
CUSIP No. 301607 10 7


Edmund H.               Director                 c/o Hambrecht & Quist    Vice President
Shea, Jr.                                        One Bush Street          of J.F. Shea
                                                 San Francisco, CA        Co., Inc.
                                                 94104                    (construction
                                                                          and venture
                                                                          capital)

Patrick J. Allen        CFO                      One Bush Street          Same as
                                                 San Francisco, CA        Position
                                                 94104

Steven N.               Secretary                One Bush Street          Same as
Machtinger                                       San Francisco, CA        Position
                                                 94104







    HAMBRECHT & QUIST CALIFORNIA ("H&Q California"), wholly owned by H&Q Group, is a California corporation formed in 1982 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q Group directly and through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are thesame as those for H&Q Group.

    HAMBRECHT & QUIST LLC ("H&Q LLC"), a subsidiary of H&Q California, is a Delaware limited liability company formed in 1982 for the purpose of engaging in the investment banking and securities brokerage businesses, with its principal office at One Bush Street, San Francisco, CA 94104. H&Q California and Hambrecht & Quist B/D Subsidiary Corp., a wholly owned subsidiary of H&Q California, are the members of H&Q LLC. The directors and executive officers of H&Q LLC are the following:



                                                                          Principal
                                                                          Occupation
Name                    Position                 Address                  (Business)
------                  --------                 -------                  ----------
Daniel H. Case III      Director, President      One Bush Street          Same as
                        and CEO                  San Francisco, CA        Position
                                                 94104

William R.              Director, Chairman       One Bush Street          Same as
Hambrecht                                        San Francisco, CA        Position
                                                 94104

William R.              Director, Vice           One Bush Street          Same as
Timken                  Chairman                 San Francisco, CA        Position
                                                 94104

Patrick J. Allen        CFO                      One Bush Street          Same as
                                                 San Francisco, CA        Position
                                                 94104

Steven N.               Secretary                One Bush Street          Same as
Machtinger                                       San Francisco, CA        Position
                                                 94104


Page 17 of 24 Pages
CUSIP No. 301607 10 7

Paul L.                 Executive Vice           One Bush Street          Same as
Hallingby               President                San Francisco, CA        Position
                                                 94104

Cristina M.             Co-Director of           One Bush Street          Same as
Morgan                  Investment Banking       San Francisco, CA        Position
                                                 94104

David M.                Co-Director of           One Bush Street          Same as
McAuliffe               Investment Banking       San Francisco, CA        Position
                        and Chief                94104
                        Administrative
                        Officer

Bruce M.                Director of              One Bush Street          Same as
Lupatkin                Research                 San Francisco, CA        Position
                                                 94104

    HAMBRECHT & QUIST LIQUIDATING TRUST is a trust formed in 1996 with principal offices at One Bush Street, San Francisco, CA 94104. The trustees are Patrick J. Allen (CFO of H&Q Group, H&Q California and H&Q LLC), Paul L. Hallingby (Executive Vice President of Hambrecht & Quist LLC), and William R. Hambrecht (described below).

    HAMQUIST and H&Q INVESTORS are California limited partnerships formed in 1982 and 1983, respectively, for the purpose of allowing employees and others connected with H&Q Group to make venture capital investments on a pooled basis. They each have principal offices at One Bush Street, San Francisco, CA 94104. The general partner of Hamquist is H&Q California (described above). The general partner of H&Q Investors is Hambrecht & Quist Management Corporation ("H&Q Management Corp."), a California corporation wholly-owned by H&Q California, with the same principal offices. The executive officers and directors of Hambrecht & Quist Management Corporation are the following:





                                                                          Principal
                                                                          Occupation
Name                    Position                 Address                  (Business)
------                  --------                 -------                  ----------
William R.              Director,                One Bush Street          Chairman of
Hambrecht               President                San Francisco, CA        H&Q Group and
                                                 94104                    H&Q California

Standish                Director, Vice           One Bush Street          Principal of
O'Grady                 President                San Francisco, CA        H&Q California
                                                 94104

Patrick J.              Director, CFO,           One Bush Street          CFO of H&Q
Allen                   V.P.                     San Francisco, CA        Group and
                                                 94104                    H&Q California

Steven N.               Director, Secretary,     One Bush Street          Secretary of
Machtinger              V.P.                     San Francisco, CA        H&Q Group
                                                 94104                    and H&Q
                                                                          California


Page 18 of 24 Pages
CUSIP No. 301607 10 7


    HAMCO CAPITAL CORPORATION is a California corporation with its princiapl offices at One Bush Street, San Francisco, CA 94104. Its directors and principal officers are William R. Hambrecht, Sarah P. Hambrecht and Sharon S. Smith. William R. Hambrecht controls Hamco Capital Corporation.

    HAMIST '82 is a California limited partnership formed in 1982 to make venture capital investments. Its principal offices are at One Bush Street, San Francisco, CA 94104 and its general partner is H&Q California (described above).

    H&Q ALLIANCE FUND is a California limited partnership formed in 1984 with principal offices at One Bush Street, San Francisco, CA 94104. The general partner is H&Q California (described above).

    H&Q LONDON VENTURES is an English partnership formed in 1985 to make venture capital investments, with principal offices at One Charlotte Square, Edinburgh, Scotland EH2 4DZ. The general partners of H&Q London Ventures are H&Q Venture Partners and London American Ventures Trust P.L.C. H&Q Venture Partners has complete investment authority over the partnership.

    GUARANTY FINANCE MANAGEMENT CORP. is a California corporation with its principal offices at One Bush Street, San Francisco, CA 94104. The executive officers and directors of Guaranty Finance Management Corp. are the following:




                                                                              Principal
                                                                              Occupation
Name                    Position                 Address                      (Business)
------                  --------                 -------                      ----------
Donald M.               President,               One Bush Street              Same as position
Campbell                Treasurer,               San Francisco, CA  94104
                        Director

Daniel H.               V.P., Director           One Bush Street              CEO of H&Q
Case III                                         San Francisco, CA  94104     Group


Lorraine                Secretary                One Bush Street              Same as position
Nield                                            San Francisco, CA  94104




    VENTURE ASSOCIATES (BVI) LIMITED ("Venture Associates") is a British Virgin Islands corporation formed in 1969 with principal offices at Burnaby Building, P.O. Box HM 1368, Hamilton HM FX, Bermuda. Hambrecht & Quist Venture Partners ("H&Q Venture Partners") currently acts as investment manager for Venture Associates. The general partners of H&Q Venture Partners are H&Q California (described above) and William R. Hambrecht (described below). The directors and executive officers of Venture Associates are the following:

Page 19 of 24 Pages
CUSIP No. 301607 10 7




                                                                              Principal
                                                                              Occupation
Name                    Position                 Address                      (Business)
------                  --------                 -------                      ----------
Melvin R. Seiden        Chairman                 P.O. Box 720                 Consultant
(United States)                                  Pawling, NY 12564
                                                 U.S.A.


Sir Charles Fraser      Director and             Shepherd House               Retired
(United Kingdom)        President                Inveresk
                                                 Midlothian EH21 7TH
                                                 Scotland

Gerard de Bruin         Director                 Rolinco N.V.                 Managing
(The Netherlands)                                Coolsingel 120               Director,
                                                 NL-3011 AG Rotterdam         Robeco Bank
                                                 The Netherlands

Michael Kennedy         Director                 Oak Lodge                    Retired
                                                 Inveresk
                                                 Musselburgh
                                                 Midlothian EH21 7TE
                                                 Scotland

Michael J. Drew         Vice President           c/o Venture Associates       Same as position
                                                 22 Church St.,
                                                 P.O. Box HM 1186
                                                 Hamilton HM 11, Bermuda

Donald E.               Treasurer                c/o Venture Associates       Same as position
van Raalte                                       22 Church St.,
                                                 P.O. Box HM 1186
                                                 Hamilton HM 11, Bermuda

Susan Fairhurst         Secretary                c/o Venture Associates       Same as position
                                                 22 Church St.,
                                                 P.O. Box HM 1186
                                                 Hamilton HM 11, Bermuda





    DANIEL H. CASE III is a United States citizen whose business address is One Bush Street, San Francisco, California 94104. His principal occupation is President and Chief Executive Officer of H&Q LLC.

    WILLIAM R. HAMBRECHT is a United States citizen whose business address is One Bush Street, San Francisco, California 94104. His principal occupation is Chairman of H&Q LLC.

    (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  All individuals referred to above are United States citizens.

Page 20 of 24 Pages
CUSIP No. 301607 10 7



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    All shares of Stock of the Company were purchased with the funds of the owners of the shares of Stock listed in Item 5.

ITEM 4.  PURPOSE OF THE TRANSACTION.

    The owners listed in Item 5 purchased the Stock of the Company for general investment purposes. The owners listed in Item 5 may acquire or dispose of shares of the Stock of the Company, based upon their respective investment decisions. It is not contemplated that any of the holdings reported hereunder or any future acquisitions will result in any change in the present management of the Company.

    The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

    (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

    (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

    (d) any material change in the present capitalization or dividend policy of the Company;

    (e) any other material change in the Company's business or corporate structure;

    (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

    (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

    (i)  any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Based on the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, there were 49,371,481 shares of Common Stock outstanding as of April 30, 1997. The following summarizes the shares of the Company beneficially owned by the reporting persons:

Page 21 of 24 Pages
CUSIP No. 301607 10 7



                             Number of
                             Shares                      Percentage
Investor                     Common Stock                of Class
--------                     ------------                --------
H&Q Group                      2,727,580                    5.5%
H&Q California                 2,727,580                    5.5%
H&Q Liquidating Trust          1,245,042                    2.5%
H&Q London Ventures              950,000                    1.9%
Venture Associates (BVI)         300,779                    0.6%
H&Q Alliance Fund                 19,890          less than 0.1%
Hamquist                         166,322                    0.3%
H&Q Investors                     36,432                    0.1%
Hamist '82                         9,115          less than 0.1%
Hamco Capital Corporation        281,364                    0.6%
Guaranty Finance
   Management Corp.              640,732                    1.3%
Daniel H. Case III             3,504,861                    7.1%
William R. Hambrecht           3,008,944                    6.1%

    The 2,727,580 shares beneficially owned by H&Q Group and H&Q California are a result of their interests H&Q Venture Partners. H&Q Group is the sole parent of H&Q California which in turn wholly owns H&Q Management Corp. (described above). H&Q California is a general partner of H&Q Venture Partners, H&Q Alliance Fund, and Hamist '82, and officers of H&Q LLC are trustees of the H&Q Liquidating Trust.

    H&Q Liquidating Trust disposed of 125,000 shares on July 30, 1997 on the open market at $2.06 per share; and on August 12, 1997 disposed of 10,000 shares, on August 15, 1997 disposed of 35,000 shares and on August 18, 1997 disposed of 30,000 shares, all at $2.09 per shares.

    Daniel H. Case III is director and the President and Chief Executive Officer of H&Q Group, H&Q California, H&Q LLC and a director and Vice President of Guaranty Finance Management Corp. Mr. Case holds an aggregate of 136,549 shares of Executone. Mr. Case disclaims beneficial ownership of all of such shares except for shares directly held by him.

    William R. Hambrecht is Chairman of H&Q Group, H&Q California, H&Q LLC and a trustee of H&Q Liquidating Trust. Mr. Hambrecht does not directly hold any shares of Executone. Mr. Hambrecht may be deemed to control various other reporting persons.

    Because voting and investment decisions concerning the above securities may be made by or in conjunction with H&Q Group, H&Q California, Daniel H. Case III and William R. Hambrecht, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this report shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

    Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this report relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this report nor any of its contents shall be deemed to constitute an admission that

Page 22 of 24 Pages
CUSIP No. 301607 10 7


any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this report relates, and such beneficial ownership is expressly disclaimed.

    This report does not include shares of Common Stock, if any, held by Hambrecht & Quist LLC in its trading account for the purposes of making a market in Executone's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge and belief of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A.   Joint Filing Undertaking as required by Rule 13d-1(f).

Page 23 of 24 Pages
CUSIP No. 301607 10 7



SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 26, 1997

                   HAMBRECHT & QUIST GROUP

                        By:  /s/ Patrick J. Allen
                        ---------------------------------
                        Chief Financial Officer

                   HAMBRECHT & QUIST CALIFORNIA

                        By:  /s/ Patrick J. Allen
                        ---------------------------------
                        Chief Financial Officer

                   HAMBRECHT & QUIST LIQUIDATING TRUST

                        By:  /s/ Patrick J. Allen
                        ---------------------------
                        Trustee

                   H&Q LONDON VENTURES

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   VENTURE ASSOCIATES (BVI) LIMITED

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   H&Q ALLIANCE FUND

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

Page 24 of 24 Pages
CUSIP No. 301607 10 7



                   HAMQUIST

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   H&Q INVESTORS

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   HAMIST '82

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   HAMCO CAPITAL CORPORATION

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   GUARANTY FINANCE MANAGEMENT CORP.

                        By:  /s/ Daniel H. Case III
                        ---------------------------
                        Vice President


                   DANIEL H. CASE III

                        By:  /s/ Daniel H. Case III
                        ----------------------------
                        Daniel H. Case III

                   WILLIAM R. HAMBRECHT

                        By:  /s/ Sharon Smith
                        ----------------------------
                        Attorney-in-Fact

     EXHIBIT INDEX

Exhibit A  Joint Filing Undertaking

                         JOINT FILING UNDERTAKING


     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

DATED:  August 26, 1997

                   HAMBRECHT & QUIST GROUP

                        By:  /s/ Patrick J. Allen
                        ---------------------------------
                        Chief Financial Officer

                   HAMBRECHT & QUIST CALIFORNIA

                        By:  /s/ Patrick J. Allen
                        ---------------------------------
                        Chief Financial Officer

                   HAMBRECHT & QUIST LIQUIDATING TRUST

                        By:  /s/ Patrick J. Allen
                        ---------------------------
                        Trustee

                   H&Q LONDON VENTURES

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   VENTURE ASSOCIATES (BVI) LIMITED

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   H&Q ALLIANCE FUND

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   HAMQUIST

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   H&Q INVESTORS

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   HAMIST '82

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   HAMCO CAPITAL CORPORATION

                        By:  /s/ Sharon Smith
                        ---------------------------
                        Attorney-in-Fact

                   GUARANTY FINANCE MANAGEMENT CORP.

                        By:  /s/ Daniel H. Case III
                        ---------------------------
                        Vice President


                   DANIEL H. CASE III

                        By:  /s/ Daniel H. Case III
                        ----------------------------
                        Daniel H. Case III

                   WILLIAM R. HAMBRECHT

                        By:  /s/ Sharon Smith
                        ----------------------------
                        Attorney-in-Fact